2/18

04012953

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME San Range Exploration Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3446 FISCAL YEAR 8-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/19/04

2 0 0 3 A N N U

12(g)3-2(b) File #82-3446

04 FEB 10 AM 7:21

ARIS
8-31-03









TAN RANGE
EXPLORATION CORPORATION

TAN RANGE LAND POSITION 2002


N
0
km.
100

- Tan Range Exclusive Licenses
- Tan Range / Barrick Licenses
- Tan Range / MDN Licenses
- Tan Range / Ashanti Licenses
- Geophysical Anomalies
- Advanced Gold Targets
- Major Gold Mines/Deposits
- Lake Victoria Greenstones

TAN RANGE LAND POSITION 2004


N
0
km.
100

Our cover *(clockwise from top left): Field crew operating in wet grassland; Mt. Meru near Arusha, Tanzania; technician preparing to take sample with auger drill; water well and storage tanks provided for local community by Tan Range.*

THE CHAIRMAN'S PERSPECTIVE
PAST, PRESENT AND FUTURE

Since April of 2002, Tan Range management has worked diligently to implement changes and strategies that would serve the needs of the Company and its shareholders well into the future.

Paramount to building a company and directing it toward success is the necessity of reviewing its asset base, future objectives, and ability to achieve those objectives in a responsible and timely fashion.

Before the amalgamation of Tan Range and Tanzanian American Development, Tan Range had one property agreement in place consisting of 6 licenses. After the amalgamation, the number of property transactions increased to 13. At the close of 2003, there were 26 property transactions in place and four others under review by a major gold producer.

A core measure of progress for a company in our peer group is the number of mineral concessions that are subject to agreements with companies that are committed to expend money for exploration and development. Their willingness to enter into Royalty Agreements with Tan Range under very strict terms reflects the quality of our exploration assets and the Company's ability to recognize the geological potential on these concessions before its competitors.

It must be remembered that in the business of exploration and development, some properties are returned while others are dealt. Our present number represents the dynamics of that process. I am not aware of any other company that has ever had the number of properties in a major greenstone belt under contract to others that we have.

To build for success, I have always considered the mix should include: good properties, good people, good science, being in the right commodity and of course the right political environment. We have managed to meet these criteria by investing in what is arguably the world's most prospective goldfield, the Lake Victoria Archaean Greenstone Belt in Tanzania. This belt hosts the world's largest single gold discovery in recent years, Barrick's Bulyanhulu mine.

We have also added to our Board of Directors some notable business professionals who are leaders in their respective fields. Our most recent additions of Ms. Rosalind Morrow and Mr. Ulrich Rath speak to governance and science issues. To our exploration staff, we have added Mr. John Learn in Tanzania and Ms. Kim Eggert in Sharon, Connecticut, both of whom are experienced exploration geologists.

From January 6th to 9th 2004, the newly formed Technical Committee of the Board of Directors, chaired by Marek Kreczmer, will meet with Mr. John Deane, our director of exploration from Mwanza, Tanzania, Ulrich Rath, Ms. Eggert, consultants on various exploration disciplines plus our CFO, Mrs. Victoria Luis, and myself, to finalize the financing requirements for what should result in the most comprehensive drilling phase for prioritized gold and diamond targets in the Company's history.

Exploration activities will be guided by the members of our imminently qualified Technical Committee and applied by Mr. Deane and Mr. Learn in Tanzania. Of course, there will be flexibility in the program and field input will be a core ingredient in achieving our exploration objectives.

I have indicated to the Board of Directors that I will provide the financing above and beyond my present financial commitment to the Company to meet the requirements of the exploration program that is expected to be approved on January 9, 2004. This financing is proposed in the form of restricted common shares fully priced in the market without "sweeteners" of any kind and subject to acceptance by the regulators.

On another important issue, adjustments have been implemented within the Company that will allow us to meet and exceed corporate governance guidelines. They are as follows:

1. The Board of Directors of Tan Range now has a majority of outside directors.
2. A Technical Committee has been established by the Board of Directors.
3. The Audit and Compensation committees are now made up entirely of outside directors.

In order to keep our shareholders informed of our exploration activities, we have initiated a practice of reviewing those activities monthly on our web site at: www.tanrange.com.

During this fiscal period, we also instituted a cash bonus incentive program for employees and officers while eliminating our insider stock option program. When we started on this path back in April of 2002, we had more than 10,000,000 shares in the form of warrants and insider stock options. As we exit 2003, there are no warrants outstanding and only 650,000 insider stock options left on the books. The insider stock option program is officially closed.

Also in 2003, we completed the necessary auditing procedures and internal reviews in order to file a Form 20-F Registration Statement with the U.S. Securities and Exchange Commission which is required for trading on a U.S. stock exchange. Thirty days after the filing of the Form 20-F, we intend to apply for listing with a U.S. exchange. No guarantee can be given that either the Form 20-F or the application for exchange listing will be accepted.

I firmly believe that Tan Range has made substantial progress at the corporate level and on the ground in terms of mineral property advancement.

We have ended 2003 meeting our stated goal of preserving our opening cash level which positions the Company to exploit the potential on its core assets to the fullest in 2004.

I look forward to a rewarding 2004 as we break new ground by pursuing our unique goal of establishing a financial company that acts as a proxy for the price of gold.

We intend to accomplish this through Royalty Agreements with world-class mineral explorers that have the technical and financial wherewithal to exploit the exploration and production potential of our properties, leaving us with growing production royalties that will position the Company to receive a higher market valuation within its peer group.

James E. Sinclair
Chairman and CEO

PRESIDENT'S REPORT TO THE SHAREHOLDERS

Corporate and field activities this year were heavily focused toward optimizing the Company's land position in the Lake Victoria Greenstone Belt of Tanzania in anticipation of significantly higher gold prices.

As the year progressed, gold prices climbed to levels not seen in years as did prices for key industrial commodities such as nickel, copper and zinc.

Given the improved outlook for gold, the Company's extensive landholdings in Tanzania have garnered wider market recognition and increased investment interest, especially from senior companies. One such company, Ashanti Goldfields, a major African gold producer, made a major commitment in 2003 to explore our Kigosi Gold Project.

By employing strict selection criteria and due diligence procedures, Tan Range has accumulated a portfolio of projects in Tanzania that have the potential to host large mineral deposits with low unit production costs.

The policy of advancing properties beyond the high-risk, grassroots exploration stage provides our exploration partners with a low cost entry point into the heart of Tanzania's emerging Lake Victoria Goldfields.

At fiscal year-end, the Company had 29 Royalty Agreements with two senior companies and one smaller gold explorer. The mineral properties encompassed by these agreements include advanced and early stage exploration projects; eleven of the Royalty Agreements were with Barrick Gold, nine with Ashanti Goldfields and nine with Northern Mining Explorations.

In a relatively short timeframe, Tanzania has become the fourth largest gold producer in Africa after South Africa, Ghana and Mali. In the past few years, three new open pit mines have been discovered and developed in the Lake Victoria Goldfield: Golden Pride, Geita and North Mara. In addition, Barrick has developed a major underground mine called Bulyanhulu, the full potential of which is only being realized.

All of these mines are located within a series of east-trending, linear, Archaean greenstone belts that are now considered to be much more extensive than previously assumed. Gold is most commonly found along the edges of these belts in association with structural features.

Elsewhere in the world, similar belts host rich deposits of gold, base metals and diamonds. The latter will become a significant component in our 2004 exploration activities. Tanzania has produced diamonds from kimberlite rocks for decades, principally from the Williamson Mine at Mwadui which ranks among the largest diamond pipes ever discovered.

All of our licenses in the Lake Victoria region exhibit characteristics of classical Archaean gold terrains: major structures, volcanic-sedimentary contacts, ultramafic and porphyry intrusions, iron formations, and alteration zones. Compared to greenstone belts in southern Canada and Australia, however, the supracrustal rocks of Tanzania are virtually unexplored.

GEOLOGICAL MODELING

The Company's exploration activities are guided by geological models that are based on a thorough understanding of the dominant processes involved in the formation of gold deposits in the Lake Victoria Greenstone Belt.

These models are developed and refined by our technical staff using integrated geological, geophysical and geochemical databases that are state-of-the-art. The models are linked to the entire exploration process from the acquisition and assessment of information right through to the development and implementation of risk-management procedures and the formulation and budgeting of exploration programs.

In order to exploit the potential on our holdings in the Lake Victoria region, we first define gold potential on the properties (in effect value-adding them), employing suitable models after which they are dealt to industry partners who meet strict internal selection criteria.

Entering into partnerships with major companies to exploit the mineral potential on our properties helps mitigate financial risk to the Company and its shareholders. This is extremely important given the cyclical nature of the minerals business and the Company's reliance on capital markets to fund its activities.

EXPLORATION PROJECTS

Kigosi License

The Company's Kigosi licenses, which fall under a Royalty Agreement with Ashanti, comprise some 650 square kilometres (260 square miles) and represent a significant addition to our diverse exploration portfolio.

Two of the three gold occurrences evaluated on this prospect are located at the north end of a three kilometer long northwest trending structure that may be responsible for concentrating the high grade gold values reported there to date.

We are understandably pleased that Ashanti has taken on this project given its history of discovery and successful production on the African Continent.

Luhala

The work programs at Luhala to date have greatly enhanced our understanding of the geological and structural environment on the property. Future drill targets in the South Shilalo and Kisunge areas are now based on an updated geological model.

The hypothesis for our Luhala model is that the precipitation of gold occurs in dilation structures such as the hinges of known folds within favorable stratigraphy.

Luhala's potential to host one or more large tonnage gold deposits is self-evident and ongoing refinements to the Company's exploration model have provided additional momentum to our discovery efforts. Big deposits require big structures and the existence of two heavily folded felsic volcanic/chert horizons over a distance of at least 12,000 meters suggests that systematic exploration will produce targets with large tonnage potential.

Lunguya Project

An extensive sampling program over various artisanal workings showed that gold distribution on the property was widespread. Of the 125 grab samples submitted for assay, 43% returned grades higher than five grams gold per tonne, while 15% had values exceeding 10 grams per tonne. Several samples were noted to have disseminated visible gold in quartz-filled fracture planes.

Six of seven diamond drill holes completed in the last phase of drilling on the Lunguya property confirmed the presence of two gold-bearing quartz reefs (veins) that extend for at least 350 meters along strike. These reefs are about 50 feet apart and returned gold values ranging from 0.56 to 11.3 grams per tonne across intervals of one to five metres.

EXPLORATION STRATEGY

The strategic location of the Company's Lake Victoria properties, coupled with its strong in-house technical capability and capacity to identify and acquire high quality projects in a timely manner, distinguishes Tan Range from its competitors and provides an asset base for the Company's royalty strategy to unfold.

The Company's practice of farming out (optioning) its landholdings to qualified industry partners for rental payments, stringent work commitments, definitive production timetables (with significant delay penalties), advanced royalties before production and escalating royalties after production that are based on rising gold prices, positions Tan Range to receive a much higher market valuation than other companies in its peer group.

The Company's business strategy is very much a hybrid of the one employed by Franco Nevada Mining which merged with Newmont Mining and Australia's Normandy Mining to form the world's largest gold producer. In our case, the funding commitment for these properties is the responsibility of our industry partner which is usually a major company with the financial capacity and commitment to meet its long term obligations.

Without a doubt, we have laid the groundwork for the Company to participate in some significant exploration successes in 2004, most likely in a period of rising commodity prices and investment interest in companies with quality assets in world-class mineral belts.

Marek J. Kreczmer
President



MANAGEMENT DISCUSSION AND ANALYSIS

DISCUSSION OF BUSINESS AND CORPORATE ACTIVITIES

Tan Range Exploration is a gold and diamond exploration company focused on the Lake Victoria Greenstone Belt in Tanzania, East Africa.

The Company's business model is based on the development of geologic models that support the identification of mineral properties with economic potential for its own account and/or joint venture participation.

After establishing the mineral potential on a prospecting license, the prospect is acquired by the Company, explored further, and then offered to senior industry partners in exchange for annual rental/option fees and post-production royalty payments.

At the present time, the Company holds Royalty Agreements with two senior international gold producers, Barrick Gold and Ashanti Goldfields Company, both of which have producing assets in Africa.

In addition, Tan Range has royalty agreements with Montreal-based Northern Mining Explorations (MDN) whose Tulawaka gold property is currently the subject of a 30/70 joint venture agreement with Pangea Goldfields, a wholly-owned subsidiary of Barrick Gold.

The aggregate number of Royalty Agreements with our three industry partners at fiscal year-end was 29.

In the Company's view, this royalty strategy offers investors significant leverage to gold prices with minimal risk and limited shareholder dilution. Future production royalties from any producing mines discovered by our partners, would provide Tan Range with a direct interest in a mine's cash flow, with exposure to new discoveries and production growth, but without the capital obligations and environmental and social liabilities associated with direct ownership.

In the past year, Tan Range has focused its exploration efforts on its Lunguya and Kigosi properties and on the grassroots review of other prospecting licenses submitted by outside parties for potential inclusion into the Company's exploration portfolio. Specialized geophysical consultants have also reviewed data from past survey work in order to prioritize targets for follow-up in 2004.

In late 2002, diamond drilling at Lunguya demonstrated the presence of a persistent, gold-bearing vein structure/reef that remains open in all directions. This structure ranges in thickness from under 1.0 metre to over 8.0 metres and extends for an indicated strike length of at least 480 metres. Drilling encountered gold values ranging from 0.56 to 11.3 grams per tonne across intervals of one to five metres.

The Company is seeking a royalty partner for Lunguya which will become even more attractive at higher gold prices.

The geological model for the Luhala project was updated during the year, taking into account our improved understanding of the geological and structural controls on the property. Two heavily folded felsic volcanic/chert horizons have been observed on the property over a distance of approximately 12,000 meters and these horizons will be a priority in any follow-up exploration.

In January 2003, the Company closed eight Royalty Agreements on prospecting licenses in the Lake Victoria goldfields with Northern Mining Explorations (MDN), a Canadian exploration company.

Under the option agreement, MDN holds the right to earn 100% of Tan Range's underlying interest in the licenses for an up-front cash payment of $US80,000 plus $US1.6 million in option payments and $US1.5 million in property expenditures over the five-year life of the agreement. The first year of the agreement calls for option payments of $US160,000 and an exploration and development commitment of $US200,000.

MDN must also complete a feasibility study and make a production decision by Dec. 31, 2008 and achieve production within eighteen months or be subject to cash penalties in lieu of royalty payments.

Tan Range retains the right to escalating net smelter royalties in commercial production that are tied to the price of gold and range from 0.5% below $US250 per ounce to a maximum of 2% at $US380 per ounce.

The licenses optioned from Tan Range by MDN cover a surface area of 696 square kilometers and are adjacent to MDN's Tulawaka project, a 30/70 joint venture between MDN and Pangea Goldfields, a wholly-owned subsidiary of Barrick Gold Corporation.

In July of 2003, the Company closed nine royalty agreements with Ashanti Goldfields Company Limited for prospecting licenses in the Ushirombo Belt in northwestern Tanzania. Earlier work conducted by the Company on these licenses identified two gold-bearing zones, Kigosi #1 and #2, both of which hosted significant gold values. Average gold content from 10 grab samples collected from the #1 Zone was 6.81 g/t gold while six samples collected from the #2 Zone averaged 7.89 g/t gold.

Under the terms of the agreements, Ashanti has the right to earn 100% of the Company's underlying interests in the prospecting licenses for staged cash payments totaling $US200,000 in the first year plus minimum cash payments of $930,000 over the remaining life of the five year agreement.

Ashanti must also incur aggregate property expenditures of $US800,000 in the first two years of the agreement of which $US300,000 must be expended in the first year. In years three, four and five of the agreements, Ashanti must complete 6,000, 8,000 and 10,000 metres of diamond drilling respectively.

The agreements also call for Ashanti to complete a bankable feasibility report and make a positive production decision on or before the fifth anniversary of the effective date of the agreement. Ashanti is liable for cash penalties should gold output at production not reach a minimum annual threshold of 50,000 ounces per year.

Tan Range retains the right to escalating net smelter royalties in commercial production that are tied to the price of gold and range from 0.5% below $US250 per ounce to a maximum of 2% at $US380 per ounce.

As these exploration projects evolve, the Company expects to derive significant revenues from the joint ventures in the form of rental and other payments.

Barrick Gold is evaluating data from the Company's Itetemia gold project in preparation for further exploration work. Itetemia adjoins Barrick's Bulyanhulu gold mine which hosts a 12 million ounce gold deposit that is steadily expanding in size.

RESULTS OF OPERATIONS

The Company reported a net loss of $3,014,778 or $.04 per share for the year ended August 31, 2003 versus a net loss of $1,343,958 or $.02 per share in the previous year. The increase in net loss in the year-to-year comparison is $1,670,820. The increase in net loss prior to future income tax recovery is $2,110,820.

Throughout the year, exploration staff performed grassroots exploration over the territory acquired from Tanzam and on new properties acquired for the Company's account during the year. At the end of the fiscal year, it was decided that a total of ten properties would be relinquished. The write-offs associated with these properties of $1,031,436 comprise the largest expense category for this fiscal year while the write-off in the 2002 fiscal year was only $59,014. A property within the Itetemia project area accounted for the largest portion ($729,309) of this write-off. Additionally, the expense to investigate new properties for our exploration portfolio increased $175,134 from the prior year for a total of $380,086.

An accrual of $125,477 has been made in relation to an assessment from the British Columbia Capital Tax office for the period 1996 through 2000. Professional fees increased more than $219,000 due to the preparation of our draft Form 20-F for registration of our securities in the United States, an associated audit of the Tanzam financial statements for the period 1998 through 2002, and legal fees associated with the outstanding lawsuit. Three other expense categories account for significant increases in net loss: losses on foreign exchange ($91,480), salaries and benefits ($285,352 - which includes an accrual for expenses related to the outstanding lawsuit of the former CFO) and consulting and management fees ($71,568). The loss on foreign currency is a result of the weak U.S. dollar while the increase in salaries, benefits, consulting and management fees, reflect a larger staff.

LIQUIDITY AND CAPITAL RESOURCES

On February 4, 2003, the Company's Chairman and CEO, James Sinclair, announced his commitment to purchase common shares of the Company over a two-year period, representing an aggregate value of between $1,500,000 and $3,000,000.



This financing commitment will provide additional liquidity and enhance the Company's fiscal capacity to react to unforeseen circumstances and opportunities. In the current fiscal year, Mr. Sinclair's share purchases and subscriptions provided $825,000 to the Company.

During the year, the Company received $1,255, 700 on the exercise of options and $1,544,565 on the exercise of warrants.

At August 31, 2003, the Company had cash and cash equivalents of $1,550,072 and working capital of $2,092,912. In management's view, the Company's cash and working capital position is sufficient to meet its existing obligations through 2004 and no additional funding over and above the financings by Mr. Sinclair are presently contemplated.

OUTLOOK

The Company intends to focus its exploration activities on the Lake Victoria greenstone belt in the Republic of Tanzania. In addition to gold exploration, the Company is expanding its exploration focus to include diamonds which typically occur in cylindrical pipes called kimberlites.

A detailed analysis of airborne geophysical data has enabled the Company to prioritize targets that may in fact be kimberlites and which require detailed follow-up work including drilling. The Company's immediate plans include the verification of potential targets identified earlier by airborne geophysics. After this program is completed, targets will be selected for drilling in 2004.

Greenstone belts world-wide host a wide range of commodities including gold, diamonds and base metals and the Lake Victoria belt is no exception. With base metals such as copper, nickel and zinc escalating primarily because of Asian demand, the scope of our exploration activities could in fact expand to encompass these particular commodities.

RISK FACTORS

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, and sovereign risk.

This discussion and analysis is best read in conjunction with the Consolidated Financial Statements and related notes and with Executive Commentary in the Annual Report.



Consolidated Financial Statements
(Expressed in Canadian dollars)

TAN RANGE EXPLORATION CORPORATION

Years ended August 31, 2003 and 2002



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Tan Range Exploration Corporation have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's best judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Audit Committee of the Board of Directors is composed primarily of non-management directors. It meets annually with the Company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

The Company's auditors, KPMG LLP, have examined these consolidated financial statements and their report follows.

Marek Kreczmer	Victoria Luis
President	Chief Financial Officer

Vancouver, Canada

October 31, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Tan Range Exploration Corporation as at August 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

October 31, 2003

TAN RANGE EXPLORATION CORPORATION

Consolidated Balance Sheets
(Expressed in Canadian dollars)

August 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 1,550,072	$ 2,027,272
Short-term investments	926,192	-
Accounts and other receivables (note 8)	44,288	56,867
Prepaid expenses	31,360	56,261
	2,551,912	2,140,400
Mineral properties and deferred exploration costs (note 4)	18,672,446	18,552,555
Equipment and leasehold improvements (note 5)	200,207	219,105
	$ 21,424,565	$ 20,912,060
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 459,000	$ 218,982
Future income taxes (notes 3 and 6)	647,565	1,087,565
Shareholders' equity:		
Share capital (notes 4(a) and 7)	39,423,971	35,821,706
Share subscriptions received (note 7(b))	125,000	-
Deficit	(19,230,971)	(16,216,193)
	20,318,000	19,605,513
	$ 21,424,565	$ 20,912,060

Nature of operations (note 1)
Commitments (note 9)
Subsequent events (notes 7(b) and 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

James E. Sinclair, Director

Rosalind Morrow, Director

Victoria Luis, Director

TAN RANGE EXPLORATION CORPORATION

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended August 31, 2003 and 2002

	2003	2002
Expenses:		
Amortization	$ 63,509	$ 92,227
Annual general meeting	11,889	10,611
Capital tax	125,477	-
Consulting and management fees	170,468	98,899
Insurance	48,735	40,011
Memberships, courses and publications	14,628	16,192
Office and administration	110,123	116,264
Office rentals	142,148	88,467
Press releases	16,638	12,448
Printing and mailing	9,261	4,658
Professional fees	309,556	90,202
Promotions and shareholder relations	92,876	83,790
Salaries and benefits	637,327	351,975
Sustainable development	18,879	-
Telephone and fax	42,189	33,420
Transfer agent and listing	85,432	36,236
Travel and accommodation	78,906	53,875
Vehicles	-	14,763
	1,978,041	1,144,038
Expense recoveries	-	-
	(1,978,041)	(1,144,038)
Other earnings (expenses):		
Foreign exchange	(104,989)	(13,509)
Interest, net	75,876	83,692
Loss on sale of asset	-	(6,137)
Loss on sale of short-term investment	(36,102)	-
Property investigation costs	(380,086)	(204,952)
Write-off of mineral properties and deferred exploration costs (note 4)	(1,031,436)	(59,014)
	(1,476,737)	(199,920)
Loss before income taxes	(3,454,778)	(1,343,958)
Future income tax recovery	440,000	-
Loss for the year	(3,014,778)	(1,343,958)
Deficit, beginning of year	(16,216,193)	(14,872,235)
Deficit, end of year	$ (19,230,971)	$ (16,216,193)
Basic and diluted loss per share	$ (0.04)	$ (0.02)

See accompanying notes to consolidated financial statements.

TAN RANGE EXPLORATION CORPORATION

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended August 31, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Operations:		
Loss for the year	$ (3,014,778)	$ (1,343,958)
Items not affecting cash:		
Amortization	63,509	92,227
Loss on sale of asset	-	6,137
Loss on sale of short-term investments	36,102	
Write-off of mineral properties and deferred exploration costs	1,031,436	59,014
Future income tax recovery	(440,000)	-
	(2,323,731)	(1,186,580)
Changes in non-cash working capital		
Accounts receivable and other receivables	12,579	114,314
Prepaid expenses	24,901	(41,010)
Accounts payable and accrued liabilities	240,018	(358,693)
Due to related parties	-	-
	(2,046,233)	(2,046,233)
Investments:		
Mineral properties and deferred exploration costs - net of recoveries	(1,151,327)	(1,370,148)
Equipment and leasehold improvement additions	(44,611)	(187,870)
Short-term investments	(962,294)	-
Proceeds on disposal of asset	-	13,150
Restricted cash	-	500,000
Business acquisition costs, net of cash acquired of $13,454 (note 3)	-	(95,229)
	(2,158,232)	(1,140,097)
Financing:		
Share capital issued - net of issuance costs	3,602,265	2,074,545
Share subscriptions received	125,000	-
	3,727,265	2,074,545
Increase (decrease) in cash and cash equivalents	(477,200)	(537,521)
Cash and cash equivalents, beginning of year	2,027,272	2,564,793
Cash and cash equivalents, end of year	1,550,072	$ 2,027,272
Supplementary information:		
Interest received, net	47,428	$ 76,031
Non-cash transactions:		
Issuance of shares for:		
Settlement of debt	-	-
Shares issued for acquisition of Tanzam 2000 (note 3)	-	7,000,000

See accompanying notes to consolidated financial statements.

1. Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Consequently, the Company considers itself to be an exploration stage company. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration expenditures represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a) Principles of consolidation:

These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries. All intercompany amounts are eliminated on consolidation.

(b) Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar. The Company's subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates. Non-monetary assets are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate. Translation gains and losses are included in the statements of operations and deficit.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less.

(d) Short-term investments:

Interest-bearing securities having a term in excess of three months but less than one year are classified as short-term investments. Short-term investments are stated at the lower of cost and market value and have been written down to market value as at August 31, 2003.

2. Significant accounting policies (continued):

(e) Mineral properties and deferred exploration costs:

Acquisition costs and exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off. Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and, accordingly, are only recognized as paid.

Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and amortized using the same method applied to property-specific exploration costs. All other overhead and administration costs are expensed in the year they are incurred.

(f) Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Assets	Rate
Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Leasehold improvements	20%

(g) Stock-based compensation:

Effective September 1, 2002, the Company adopted the new accounting standards of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new standards have been applied prospectively.

As the Company did not grant any stock options or had no other stock-based payments during the year ended August 31, 2003, the new accounting standards have had no effect on the financial statements. Consideration paid on the exercise of stock options is credited to share capital.

(h) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary difference) and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

(Expressed in Canadian dollars)

2. Significant accounting policies (continued):

(i) Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding of 78,839,344 and 56,759,051 for the years ended August 31, 2003 and 2002, respectively. Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share. Outstanding stock options, special warrants and share purchase warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

(j) Financial instruments:

The Company's financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities. The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes. Actual results may differ from management's estimates.

(l) Segmented information:

The Company's principal operations are located in Tanzania. The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties. Substantially all mineral properties (note 4) and equipment and leasehold improvements are situated in Tanzania (note 5).

3. Acquisition of the business of Tanzania American International Development Corporation Limited ("Tanzam 2000"):

On April 30, 2002, the Company completed the acquisition of 100% of the issued and outstanding shares of Tanzam 2000 in exchange for 20,000,000 shares of the Company at a value of $0.35 per share, which reflected market price around February 15, 2002, the date the Company agreed to acquire Tanzam 2000 by way of a letter agreement and announced the acquisition. Tanzam 2000 is engaged in gold exploration in the Republic of Tanzania. Of the shares issued as consideration, 5,000,000 shares were held in escrow pursuant to the terms of a performance escrow agreement (note 7(e)). The results of operations and cash flows of Tanzam 2000 have been included in these financial statements from April 30, 2002.

(Expressed in Canadian dollars)

3. Acquisition of the business of Tanzania American International Development Corporation Limited ("Tanzam 2000") (continued):

The purchase price has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

Assets acquired:		
Current assets	$	13,454
Equipment		29,323
Mineral properties		8,166,292
		8,209,069
Liabilities assumed:		
Accounts payable		(12,821)
Future income tax liability		(1,087,565)
		(1,100,386)
Net assets acquired	$	7,108,683
Consideration paid:		
Shares issued	$	7,000,000
Acquisition costs		108,683
	$	7,108,683

4. Mineral properties and deferred exploration costs:

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company's concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development. A prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each. At each renewal at least 50% of the area is relinquished. A reconnaissance licence is issued for one year and renewed for a period not exceeding a year. All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

TAN RANGE EXPLORATION CORPORATION

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended August 31, 2003 and 2002

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2001	$ 6,762,014	$ 1,949,444	$ -	$ -	$ -	$ 315,608	$ -	$ -	$ -	$ 48,063	$ 9,075,129
Exploration expenditures:											
Camp, field supplies and travel	31,826	8,647	-	5,497	-	-	-	-	-	698	46,668
Exploration and field overhead	155,871	198,784	9,144	140,702	-	-	1,258	18,191	-	9,612	533,562
Geological consulting and field wages	70,900	73,104	-	-	-	-	-	-	-	-	144,004
Geophysical and geochemical	30,342	137,157	532	8,572	5,504	-	-	2,287	3,173	20,556	208,123
Property acquisition costs	82,583	57,125	1,062,840	1,945,732	780,061	1,111,747	1,328,744	976,320	676,696	275,957	8,297,805
Parts and equipment	5,542	150	-	-	-	-	-	-	-	-	5,692
Trenching and drilling	149,122	73,882	-	77,265	-	-	-	-	-	317	300,586
	526,186	548,849	1,072,516	2,177,768	785,565	1,111,747	1,330,002	996,798	679,869	307,140	9,536,440
	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,427,355	1,330,002	996,798	679,869	355,203	18,611,569
Write-offs	-	-	-	-	-	(2,810)	-	(12,608)	-	(43,596)	(59,014)
Balance, August 31, 2002	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555
Exploration expenditures:											
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	805,192
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	78,495
Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-
	4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
Write-offs	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)
Balance, August 31, 2003	$ 6,563,782	$ 2,579,230	$ 1,497,381	$ 2,593,338	$ 854,701	$ 1,557,708	930,242	1,044,912	642,450	408,702	$ 18,672,446

4. Mineral properties and deferred exploration costs (continued):

The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2003. Given increased uncertainty over the ability of the Company to recover the costs deferred against certain licences relating to the Masabi, Simbasori, Biharamulu North, Geita, Lunguya, Itetemia Project and Ushirombo properties, the deferred costs relating to these certain licences were written off as at August 31, 2003 (2002 - Bukwimba, Mbogwe and Tulawaka properties; 2001 - Mulehe property). The Company will retain title of these properties.

(a) Itetemia Project:

The Itetemia property consists of six contiguous prospecting licences (2002 - seven prospecting licences). Itetemia, Itetemia North, Itetemia Village, Itetemia East, Itetemia Far East, Mwinglo, and Ngula. Collectively, the Company refers to these concessions as the Itetemia Project.

The Itetemia North concession was acquired in exchange for US$35,000 and a 3% net smelter royalty. The Itetemia Village, Itetemia East, Itetemia Far East, Mwingilo and Ngula concessions were acquired by staking, and minimum work requirements have been completed.

The Company acquired a 90% interest in the Itetemia concession through an agreement with the State Mining Corporation ("Stamico") dated July 18, 1994 in exchange for US$57,400 in option payments over seven years and a requirement to spend at least US$300,000. Those requirements have been met.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the property by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

On December 6, 1999, Barrick Gold Corporation (Barrick) closed an agreement with the Company granting Barrick the exclusive option to earn an undivided 60% interest in the Itetemia Project. In exchange for this option, Barrick was required to make three placements within 12 months of the closing date of $1,000,000 each for shares of the Company at prices of $0.70, $0.85 and $1.00, respectively. All three placements were completed by Barrick prior to November 15, 2000. In addition, Barrick was granted a warrant to purchase 740,741 additional shares at a price of $1.35, which it exercised on June 14, 2001. Barrick has the right to maintain its interest in the Company from time to time by way of additional private placements. The Company has agreed that 80% of all proceeds from the above placements will be expended upon the exploration and development of the Itetemia Project. As at August 31, 2003 and 2002, the Company had nil (2001 - $500,000), included in restricted cash, committed to such expenditures.

To exercise its option, Barrick must make a positive production decision with respect to the Itetemia Project which contemplates a rate of production of not less than 100,000 ounces per annum by June 14, 2005. In addition, Barrick must finance the entire project, with the Company to repay its portion of the costs from its share of the net proceeds of production. Once a production decision is taken by Barrick, if the property is not in production on a stand-alone basis within 18 months, or within 12 months on a custom-milling basis, Barrick must make penalty payments to the Company as follows:

(Expressed in Canadian dollars)

4. Mineral properties and deferred exploration costs (continued):

(a) Itetemia Project (continued):

Year one	US$	500,000
Year two		750,000
Year three		1,000,000
Year four and subsequent years		1,200,000

Payments due after year five will be adjusted for inflation based on the Canadian Consumer Price Index.

In addition to the above, upon exercise of its option, Barrick will assume the Company's right to purchase Stamico's 10% interest in the Itetemia concession. Should this occur, Barrick has agreed to pay the Company's portion of all production royalties payable from the Itetemia concession to the Tanzanian government.

During the year ended August 31, 2003, the Company abandoned the Itetemia Far East licence and wrote off $729,309 costs deferred to the licence.

(b) Luhala Project:

The Luhala property consists of four contiguous prospecting licences: Luhala, Ngobo, Shilalo and Sima. Collectively, the Company refers to these concessions as the Luhala Project.

The Company was granted a 100% interest in the Luhala prospecting licence on July 2, 1992. To maintain this concession, the Company was required to conduct exploration work of at least US$250,000 before October 25, 1997. This work commitment has been met.

Effective April 25, 1999, the Luhala property was under option to Newmont Overseas Exploration Limited. This option was terminated during the year ended August 31, 2000.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima. For Ngobo, the Company must make payments totalling US$120,000 over six years (US$53,000 paid to date) and for Sima, payments totalling US$84,000 over six years (US$36,000 paid to date) in order to maintain the options. The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the Company must make property payments totalling US$16,000 over three years (US$10,000 paid to date). The vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.

(Expressed in Canadian dollars)

4. Mineral properties and deferred exploration costs (continued):

(c) Kigosi:

The Kigosi property consists of nine prospecting licences (2002 - four prospecting licences). During the year ended August 31, 2003, the Company reclassified five licences from the Ushirombo and Ushirombo West with deferred costs of $371,411 (note 4(g)) to the Kigosi property. The Company has a 100% interest in one of the licences and, through prospecting and mining option agreements, has options to acquire between 51% to 90% interests in the other eight licences. The Company must make payments totalling US$162,000 over eight years (US$10,000 paid to date) and is required to fund all costs of exploration of the properties in order to maintain the options.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited ("Ashanti"), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the nine prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners. To maintain and exercise the option, Ashanti must expend US$300,000 within the first year and US$800,000 within the second year of closing the agreement, complete various diamond drilling requirements and complete a bankable feasibility report within five years of the closing of the agreement.

Ashanti must also make the following payments to the Company (nil paid to date):

Year one	US$	200,000
Year two		150,000
Year three		180,000
Year four		260,000
Year five		340,000

In addition, Ashanti must make payments to the Company of US$25,000 for each licence in excess of three held 24 months subsequent to the closing of the agreement and US$25,000 for each licence held in excess of two in subsequent years.

Should Ashanti complete a bankable feasibility report and make a positive production decision before the fifth anniversary date of the closing of the agreement, then the above payments and drilling by Ashanti shall no longer be required.

(d) Lunguya:

The Lunguya property consists of six prospecting licences (2002 - seven prospecting licences). Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the six licences. To maintain the options, the Company is required to make certain expenditure requirements and fund all exploration costs of the properties. During the year ended August 31, 2003, the Company abandoned one of the licences and wrote off $35,342 costs deferred to the licence.

(Expressed in Canadian dollars)

4. Mineral properties and deferred exploration costs (continued):

(e) Kanagele:

The Kanagele property consists of four prospecting licences. The Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$9,000 paid to date) in exchange for a 90% interest in one prospecting licence and an option to purchase the remaining 10% upon production decision. The Company has options to acquire a 65% interest in the other three licences acquired through prospecting and option agreements. The Company is required to fund all exploration costs of the properties.

(f) Tulawaka:

The Tulawaka property consists of eight prospecting licences (2002 – seven prospecting licences). Four of the licences are held by the Company and through prospecting and option agreements has options to acquire interests ranging from 65% to 90% in the other four licences. The Company is required to fund all exploration costs of the properties. One licence (2002 - three licences) are subject to an option agreement with Barrick Exploration Africa Ltd. ("BEAL") (note 4(k)) and four licences are subject to an option agreement with Northern Mining Explorations ("Northern") (note 4(l)).

During the year ended August 31, 2002, the Company abandoned one of the Tulawaka licences and wrote off $2,810 costs deferred to the licence. The Company will continue to hold title to the concession.

During the year ended August 31, 2003, the Company entered into a prospecting and mining option agreement to acquire 90% interest in a prospecting licence. The Company must make payments of US$135,000 over eight years (nil paid to date) and is required to fund all exploration costs of the property to maintain its option.

(g) Ushirombo and Ushirombo West:

The Ushirombo and Ushirombo West properties consist of eight prospecting licences (2002 - fifteen prospecting licences). The Company holds 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other six licences. The Company is required to fund all exploration costs of the properties. Two licences (2002 - eight licences) are subject to the option agreement with BEAL (note 4(k)) and one licence is subject to the option agreement with Northern (note 4(l)).

During the year ended August 31, 2003, the Company transferred five prospecting licences with deferred costs of $371,411 to the Kigosi area to be included in the Ashanti option agreement (note 4(c)).

During the year ended August 31, 2003, the Company abandoned two of the licences and wrote-off deferred costs of $106,386.

(Expressed in Canadian dollars)

4. Mineral properties and deferred exploration costs (continued):

(h) Mbogwe:

The Mbogwe property consists of eight licences (2002 - six prospecting licences and two reconnaissance licences). The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences. The Company is required to fund all exploration costs of the properties. One of the licences is subject to the option agreement with BEAL (note 4(k)).

During the year ended August 31, 2002, the Company abandoned one of the Mbogwe licences and wrote off $12,608 costs deferred to the licence. The Company will continue to hold title to the concession.

(i) Biharamulu:

The Biharamulu property consists of six prospecting licences. The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other four licences. The Company is required to fund all exploration costs of the properties. Four of the licences are subject to the option agreement with Northern (note 4(l)).

(j) Other:

The other properties consist of several prospecting licences. The Company has options to acquire interests in these properties ranging from 51% to 100%. To maintain these licences, the Company must make future payments of US$347,000 over nine years ($21,000 paid to date) to maintain its options.

(k) Joint venture with Barrick Exploration Africa Ltd. ("BEAL"):

On December 14, 2001, including subsequent modifications, Barrick Exploration Africa Ltd. ("BEAL") closed an agreement with Tanzam 2000 granting BEAL the option to acquire the total rights, titles and interests of the Company in thirteen prospecting licences in different properties, herein called the BEAL project. In exchange for this option, BEAL was required to pay US$100. To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence. In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence:

December 2002	US$	10,000
December 2003		20,000
December 2004		30,000
December 2005 and subsequent years		40,000

Within thirty days after commercial production, BEAL must pay US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

(Expressed in Canadian dollars)

4. Mineral properties and deferred exploration costs (continued):

(k) Joint venture with Barrick Exploration Africa Ltd. ("BEAL") (continued):

On December 13, 2002, BEAL filed a notice of relinquishment for all rights, titles and interests in eight prospecting licences included in the option agreement.

As at August 31, 2003, of the five remaining prospecting licences in the BEAL project, two are located in Ushirombo and one licence is located in each of Mbogwe, Tulawaka and other properties.

(l) Option Agreement with Northern Mining Explorations Ltd. ("Northern"):

On January 20, 2003, and as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in nine prospecting licences. In exchange for this option, Northern was required to pay US$80,000. In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2008. Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

As at August 31, 2003, of the nine prospecting licences optioned to Northern, four are located in Biharamulu, four are located in Tulawaka and one is located in Ushirombo.

5. Equipment and leasehold improvements:

2003		Cost		Accumulated amortization		Net book value
Machinery and equipment	$	256,294	$	190,330	$	65,964
Automotive		275,582		182,095		93,487
Computer equipment		113,929		78,349		35,580
Leasehold improvements		26,828		21,652		5,176
	$	672,633	$	472,426	$	200,207

2002		Cost		Accumulated amortization		Net book value
Machinery and equipment	$	225,904	$	183,960	$	41,944
Automotive		275,582		142,029		133,553
Computer equipment		99,708		63,793		35,915
Leasehold improvements		26,828		19,135		7,693
	$	628,022	$	408,917	$	219,105

(Expressed in Canadian dollars)

6. Income taxes:

Income tax expense (recovery) for the year ended August 31, 2003 differs from that calculated by applying statutory rates for the following reasons:

		2003		2002
Expected combined Canadian federal and provincial income tax rate		37.6%		39.6%
Expected recovery of income taxes	$	1,299,000	$	532,000
Tanzanian tax rate differential		(68,000)		(38,000)
Substantively enacted change in Canadian tax rates		(51,000)		(38,000)
Non-deductible foreign exploration costs		(112,000)		(409,000)
Write-off of mineral properties		(254,000)		(23,000)
Other		(7,000)		(17,000)
Recognition of previously unrecognized tax pools		1,299,000		-
Change in valuation allowance		(1,666,000)		(7,000)
Income tax recovery	$	440,000	$	-

The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2003 and 2002 are as follows:

		2003		2002
Future income tax assets:				
Equipment	$	136,000	$	119,000
Non-capital losses for tax purposes		3,358,000		1,668,000
Capital losses for tax purposes		45,000		45,000
Resource related deductions carried forward		1,263,000		1,304,000
		4,802,000		3,136,000
Valuation allowance		(4,802,000)		(3,136,000)
Net future income tax assets	$	-	$	-
Future income tax liabilities:				
Mineral properties	$	647,565	$	1,087,565
Net future income tax liabilities	$	647,565	$	1,087,565

At August 31, 2003, the Company has approximately $6,316,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire as follows:

2005	$	2,266,000
2006		625,000
2007		602,000
2008		694,000
2009		733,000
2010		1,396,000
	$	6,316,000

(Expressed in Canadian dollars)

6. Income taxes (continued):

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes.

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

7. Share capital:

(a) Authorized:

An unlimited number of common voting shares

(b) Issued common shares and special warrants:

	Number of shares		Amount
Balance, August 31, 2001	50,760,978	$	26,747,161
Stock options exercised	1,756,000		795,995
Issued on exercise of warrants	2,197,225		1,380,550
Issued on acquisition	20,000,000		7,000,000
Subscription receivable	-		(102,000)
Balance, August 31, 2002	74,714,203		35,821,706
Issued for cash	474,064		700,000
Collection of previous year's subscription receivable	-		102,000
Stock options exercised	2,454,000		1,255,700
Issued on exercise of warrants	2,549,275		1,544,565
Balance, August 31, 2003	80,191,542	$	39,423,971

Under the terms of a property acquisition agreement dated December 6, 1999 (see note 4(a)), on November 30, 1999, Barrick purchased 1,428,571 shares at a price of $0.70 each for total proceeds of $1,000,000. On May 11, 2000, Barrick purchased a further 1,176,471 shares at a price of $0.85 each for total proceeds of $1,000,000. On October 23, 2000, Barrick purchased a third placement of 1,000,000 shares at $1.00 each for total proceeds of $1,000,000. On June 14, 2001, Barrick purchased a final placement of 740,741 shares at $1.35 each for total proceeds of $1,000,000.

On May 9, 2000, the Company completed a private placement for the issuance of 200,000 special warrants at a price of $0.50 per special warrant. These special warrants were exchangeable into one common share and one non-transferable share purchase warrant for a further 200,000 common shares exercisable at a price of $0.60 per share until May 9, 2001 and $0.70 per share until May 9, 2002. On September 12, 2000, these special warrants were exchanged for common shares and warrants. The expiry date on the 200,000 warrants exercisable at $0.70 per share were extended to October 9, 2002.

(Expressed in Canadian dollars)

7. Share capital (continued):

(b) Issued common shares and special warrants (continued):

On March 6, 2001, the Company closed an issue of 5,875,000 special warrants priced at $0.40 per special warrant. Each special warrant is exchangeable into one unit of the Company, comprising one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.60 for a period of 18 months. A prospectus filed to qualify these special warrants cleared on June 4, 2001.

The gross proceeds of $2,350,000 were reduced by an agents' commission of $164,500. The agents were also issued 46,266 common shares upon clearance of a qualifying prospectus. Additional expenses relating to the offering of the special warrants and qualifying prospectus were $268,310.

On May 9, 2001, the Company issued 125,000 common shares at $0.45 per share for settlement of certain accounts payable.

On May 30, 2001, the Company completed a private placement for the issuance of 162,000 units at a price of $0.55 per unit. These units comprised one common share and one non-transferable share purchase warrant for a further 162,000 common shares exercisable at a price of $0.60 per share until May 30, 2003.

A continuity of share purchase warrants for the year ending August 31, 2003 is as follows:

Balance, August 31, 2002	Exercised	Expired	Balance, August 31, 2003	Exercise price	Expiry date
150,000	150,000	-	-	$ 0.70	October 9, 2002
2,362,275	2,237,275	125,000	-	0.60	September 5, 2002
162,000	162,000	-	-	0.60	May 30, 2003
2,674,275	2,549,275	125,000	-		

On March 5, 2003, the Company completed a private placement subscription agreement with the Company's chairman and CEO for the purchase of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate closings. The purchase price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date. Each closing will be between $62,500 to $125,000. As at August 31, 2003, the Company issued 474,064 common shares and received $700,000 from this private placement. The Company had also received $125,000 as at August 31, 2003 for which 65,445 common shares were issued subsequent to August 31, 2003.

(Expressed in Canadian dollars)

7. Share capital (continued):

(c) Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority. Options must expire no later than five years from the date such options are granted. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders. Stock option activity during the three years ended August 31, 2003 was as follows:

	Number of shares	Weighted average price
Outstanding, August 31, 2001	5,985,000	$ 0.53
Granted	885,000	0.80
Exercised	(1,756,000)	0.45
Cancelled	(1,030,000)	0.72
Outstanding, August 31, 2002	4,084,000	0.56
Exercised	(2,454,000)	0.51
Cancelled	(375,000)	0.79
Outstanding, August 31, 2003	1,255,000	$ 0.59

At August 31, 2003, the following director and employee stock options were exercisable and outstanding:

Number of common shares	Exercise price	Expiry date
380,000	$ 0.50	March 1, 2004
50,000	0.50	January 19, 2005
200,000	0.40	November 8, 2005
165,000	0.51	August 7, 2006
400,000	0.79	May 3, 2007
10,000	0.96	May 23, 2007
50,000	0.83	June 20, 2007
1,255,000		

(Expressed in Canadian dollars)

7. Share capital (continued):

(d) Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan ("ESOP") for all eligible employees, consultants, and directors. The Company matches 100 percent of participants' contributions up to 5 percent of the participants' salaries and 50 percent of participants' contributions between 5 percent and 30 percent of the participants' salaries. All contributions fully vest immediately. ESOP compensation expense for the year ended August 31, 2003 was $13,082 and is included in salaries and benefits.

(e) Escrow shares:

As of August 31, 2003, nil (2002 - 5,000,000) of the Company's issued and outstanding shares were held in escrow pursuant to an Escrow Agreement dated April 30, 2002 relating to the acquisition of Tanzam 2000 (note 3). The escrowed shares were to be released upon the Company receiving a minimum gross amount of $3,000,000 from the sale of securities pursuant to one or more public financings or pursuant to the exercise of a pre-existing right to acquire securities of the Company before April 30, 2003. The conditions were met and the shares were released from escrow during the year ended August 31, 2003.

8. Related party transactions:

During the year ended August 31, 2003, $178,894 (2002 - $143,635) was paid or payable by the Company to certain directors and a former director for consulting fees. Directors were paid $5,600 (2002 - nil) for director fees. Also, legal firms related to a director were paid $25,554 during the year ended August 31, 2003.

Accounts receivable include advances to related parties of nil (2002 - $42,599), which consist of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business.

Accounts payable and accrued liabilities include $16,081 (2002 - $52,000) payable to certain directors and a former director for consulting fees.

9. Commitments:

The Company is committed to annual lease rental payments of $63,327 for the year ending August 31, 2004. In addition, the Company is committed to property payments to maintain options in certain prospecting and mining option agreements (note 4).

10. Subsequent events:

In September 2003, the Company entered into two option agreements whereby the Company can acquire an undivided 90% interest in two mineral properties in Tanzania in exchange for US$230,000 over eight years.

(Expressed in Canadian dollars)

10. Subsequent events (continued):

Subsequent to August 31, 2003, the Company issued 724,202 common shares, including 590,000 common shares on the exercise of options for gross proceeds of $276,300, 65,445 common shares for $125,000 of share subscriptions outstanding at October 31, 2003 (note 7(b)), and 68,757 common shares to the chairman and CEO of the Company (note 7(b)) for gross proceeds of $125,000.

11. Comparative figures:

Certain comparative figures have been reclassified to conform to the current year's presentation.

CORPORATE INFORMATION

Corporate Office
Suite 1730, 355 Burrard Street
Vancouver, BC, Canada
V6C 2G8

Tel: 604. 669. 5598
Fax: 604. 669. 8915
Toll Free: 1. 800. 811. 3855

email: tnxcorporate@tanrange.com
Website: www.tanrange.com

Exploration Office
P.O. Box 10953
Mwanza, Tanzania

Tel: 255. 28. 250. 2343
Fax: 255. 28. 250. 2305

Stock Exchange Listing
Toronto Stock Exchange
Trading Symbol: **TNX**

Share Capital
Issued and Outstanding
81,059,145 (Dec. 31/03)

Legal Counsel
MacLeod Dixon LLP
3700 Canterra Tower
400 Third Avenue, SW
Calgary, AB, Canada
T2P 4H2

Auditors
KPMG LLP
777 Dunsmuir Street
P.O. Box 10426 Pacific Centre
Vancouver, BC, Canada
V7Y 1K3

Transfer Agent and Registrar
Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor
Vancouver, BC, Canada
V6C 3B9

Directors*
James E. Sinclair
Chairman, CEO and Director

Marek Kreczmer M.Sc.(Geol.), B.Sc.(Geol.)
President and Director

Mrs. Victoria Luis MBA, CSCPA, Member AICPA
CFO, Corporate Secretary and Director

Dr. William M. Harvey BA, PhD,
Director

Ulrich Rath B.Sc.(Hon), M.Sc.(Geol.)
Director

Rosalind Morrow LL.B
Director

Anton Esterhuizen
Director

Albert Gourley LL.B, B.B.A.
Director

** as of December 31, 2003*



TAN RANGE EXPLORATION CORPORATION

Field crew wearing uniforms of Tan Range exploration subsidiary.



Tanzania

TAN RANGE
EXPLORATION
CORPORATION

Printed in Canada